Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 T +1 212 259-8000 F +1 212 259-6333

November 10, 2011

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	PharMerica Corporation
Schedule TO-T/A filed September 23, 2011 by Omnicare, Inc. and
Philadelphia Acquisition Sub, Inc.
SEC File No. 005-83078

Dear Mr. Duchovny:

Omnicare, Inc., a Delaware corporation (“Omnicare”), and Philadelphia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Omnicare (“Purchaser” and, together with Omnicare, the “Filing Parties”), have filed by electronic transmission Amendment No. 8 to the Tender Offer Statement on Schedule TO-T (File No. 005-83078) relating to the tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of PharMerica Corporation, a Delaware corporation (“PharMerica”).

We have included in this letter the Filing Parties’ responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 26, 2011, to Morton A. Pierce of Dewey & LeBoeuf LLP.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

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Offer to Purchase

Certain Information Concerning Pharmerica, page 17

1.                                       We reissue prior comment 5.  Note that if you incorporated into your offer document any disclosure made previously by Pharmerica, then that disclosure has become your disclosure and you may not disclaim responsibility for your own disclosure.

In response to the Staff’s comment, the Filing Parties have amended and restated the first paragraph of Section 8 —“Certain Information Concerning PharMerica” of the Offer to Purchase to read in its entirety as follows:

“The information concerning PharMerica contained in this Offer to Purchase has been taken entirely from or is entirely based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.  Omnicare, Purchaser, the Dealer Manager, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.”

Conditions to the Offer, page 33

2.                                       We reissue prior comment 8.  It is our position that if an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition.  If the condition triggered is one which is continuing during the offer period, you may assert it at any time during the offer period until such condition is no longer continuing and you should inform security holders how you intend to proceed promptly after such time.

The Filing Parties acknowledge the Staff’s comment and confirm that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Filing Parties will inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

3.                                       We reissue prior comment 9, which sought your supplemental confirmation without the qualifications you included in your response.

The Filing Parties acknowledge the Staff’s comment and confirm that depending on the materiality of a waived condition and the number of days remaining in the offer, the Filing Parties may be required to extend the offer and recirculate new disclosure to security holders.

*              *              *

We have been authorized to and do hereby acknowledge and confirm on behalf of the Filing Parties that: (1) the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Filing Parties may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

If you have any questions or if the Staff has further comment, please call Morton A. Pierce (tel: 212-259-6640) or Chang-Do Gong (tel: 212-259-6056) of Dewey & LeBoeuf LLP.

Sincerely,

/s/ Morton A. Pierce

Morton A. Pierce

cc:	Omnicare, Inc.
Alexander M. Kayne